SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (Amendment No. __)*

                           The New Germany Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    644465106
                                 (CUSIP Number)

         Andrew Pegge                         Copy to:
         Laxey Partners Limited               Gary T. Moomjian, Esq.
         Stanley House                        Kaufman & Moomjian, LLC
         7-9 Market Hill                      50 Charles Lindbergh Boulevard
         Douglas                              Mitchel Field, New York 11553
         Isle of Man IM1 2BF

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 16, 2001
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

CUSIP No.  644465106      13D                                 Page 2 of 12 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Value Catalyst Fund Limited
    No I.R.S. Identification No.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                            WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER         864,500
SHARES
                      ----------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY
                      ----------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER    864,500
REPORTING
                      ----------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         864,500 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            2.999%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
                                                     IV**
--------------------------------------------------------------------------------
         * SEE INSTRUCTIONS BEFORE FILLING OUT!


** Not registered under the Investment Company Act of 1940.

CUSIP No.  644465106      13D                                 Page 3 of 12 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Laxey Investors Limited
    No I.R.S. Identification No.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                            WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER         864,500
SHARES
                      ----------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY
                      ----------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER    864,500
REPORTING
                      ----------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         864,500 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            2.999%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
                                                     IV**
--------------------------------------------------------------------------------
         * SEE INSTRUCTIONS BEFORE FILLING OUT!


** Not registered under the Investment Company Act of 1940.

ITEM 1.  SECURITY AND ISSUER.                                  Page 4of 12 Pages
         --------------------

     This statement relates to the common stock ("Common Stock") of The New Germany Fund, Inc., a Maryland corporation (the "Company"). The address of the principal executive offices of the Company is 31 West 52nd Street, New York, New York 10019.

     ITEM 2. IDENTITY AND BACKGROUND.
             ------------------------

     This statement is being filed by The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"), and Laxey Investors Limited, a British Virgin Islands company ("LIL"). Catalyst is an investment company formed in May 2000 and is designed to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

     LIL is an investment company formed in March 1999 and is designed to allow investors to take advantage of investment at opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 DeCastro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

     The  Investment  Manager  for each of  Catalyst  and LIL is Laxey  Partners
Limited,  an Isle of Man corporation,  Stanley House, 7-9 Market Hill,  Douglas,
Isle of Man IM1 2BF ("Laxey"). Laxey is a global hedge fund manager, specializing in arbitrage led investment. Laxey manages Catalyst and LIL, subject to the overall control of the directors of each of these entities.

     The name, business address, present principal occupation and citizenship of each of the directors of Catalyst are as follows:

         1.       James McCarthy (Chairman)
                  1000 Skokie Boulevard
                  Suite 325
                  Wilmette, Illinois 60091

                  Principal occupation: Director of Business Development, E* Hedge Holdings, LLC, a company specializing in the area of alternative investments.

                  Citizenship: British

                                                              Page 5 of 12 Pages

         2.       Jonathan D. Pollock
                  19 Berkeley Street
                  7th Floor
                  London W1X 5AE

                  Principal occupation: portfolio manager, Stonington Management Corporation, the management company for Elliot Associates, L.P. and Westgate International, L.P.

                  Citizenship: United States

         3.       Elizabeth Tansell
                  19/21 Circular Road
                  Douglas
                  Isle of Man IM99 1EZ

                  Principal occupation: Managing Director of BoE International Services Limited, a fund administration company.

                  Citizenship: British

     The name, business address, present principal occupation and citizenship of each of the directors of LIL are as follows:

         1.       Colin Kingsnorth
                  28 Chelsea Wharf
                  Lots Road
                  London
                  SW10 8QJ
                  United Kingdom

                  Principal occupation: portfolio manager and director of Laxey

                  Citizenship: British

                                                              Page 6 of 12 Pages

         2.       Andrew Pegge
                  22 Duke Street
                  Douglas
                  Isle of Man
                  IM1 2AY
                  United Kingdom

                  Principal occupation: portfolio manager and director of Laxey.

                  Citizenship: British

         3.       Elizabeth Tanzell (see above)

     The name, business address, present principal occupation and citizenship of each of the officers and directors of Laxey are as follows:

         1.       Colin Kingsnorth (see above)

         2.       Andrew Pegge (see above)

         3.       Andrew Leasor
                  28 Chelsea Wharf
                  Lots Road
                  London
                  SW 10 8QJ
                  United Kingdom

                  Principal occupation: marketing director and director of Laxey

                  Citizenship: British

         4.       Andrew Baker (director of Laxey)
                  15-19 Athol Street
                  Douglas
                  Isle of Man
                  IM1 1LB

                  Principal occupation: solicitor

                  Citizenship: British

                                                              Page 7 of 12 Pages

         5.       Eddie Gilmore (director of Laxey)
                  21 Cronk Drean
                  Douglas
                  Isle of Man
                  IM2 6AX

                  Principal occupation: retired

                  Citizenship: British

     Each of Messrs. Kingsnorth and Pegge own one-half of the outstanding equity of Laxey.

     During the past five years, neither Catalyst, LIL or their respective directors, nor Laxey or its executive officers and directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

     The amount of the funds used to purchase the shares reported by Catalyst in
Item 5 hereof was approximately $6,308,750. All of such funds were from the investment capital of Catalyst.

     The amount of the funds used to purchase the shares reported by LIL in Item 5 hereof was approximately $6,308,750. All of such funds were from the investment capital of LIL.


ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

     The shares of the Common Stock owned by each of Catalyst and LIL and reported hereby were purchased for investment and with the view of addressing with the management of the Company the steps which may be taken to substantially reduce or eliminate the significant discount which the shares of Common Stock trade from the net asset value thereof. These steps may include converting the Company to open-end status, or making it an interval fund (where redemptions can be made only weekly or monthly) or by conducting a tender offer at or near net asset value. Furthermore, Catalyst and/or LIL may seek to obtain representation on the Company's Board of Directors. In addition, Catalyst and/or LIL may seek, by stockholder vote, to terminate the investment advisory contract between the Company and its investment manager. Catalyst and/or LIL may purchase additional shares of Common Stock, or alternatively sell shares of Common Stock, from time to time.

                                                              Page 8 of 12 Pages

     Other than as set forth above, neither Catalyst, LIL, Laxey, nor any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals). Catalyst and LIL may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

     (a) Catalyst owns 864,500 shares of Common Stock, representing approximately 2.999% of the total number of shares of Common Stock outstanding. To the best knowledge of Catalyst, neither Laxey nor any of the directors of Catalyst or any of the executive officers or directors of Laxey own any shares of Common Stock.

          LIL owns 864,500 shares of Common Stock representing approximately 2.999% of the total number of shares of Common Stock outstanding. To the best knowledge of LIL, neither LIL nor any of the directors of LIL own any shares of Common Stock.

     (b) Catalyst has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares of Common Stock owned by Catalyst.

          LIL has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares of Common Stock owned by LIL.

          As stated above, Laxey is the investment manager for both Catalyst and LIL, which entities in the aggregate own 1,729,000 shares of Common Stock, or approximately 5.998% of the total number of shares of Common Stock outstanding.

     (c) Within the past 60 days, Catalyst purchased and sold shares of Common Stock on the New York Stock Exchange as follows:

                            No. of Shares       No. of Shares          Price per
    Date (all year 2001)      Purchased             Sold*                Share
    --------------------    -------------     -------------------     ----------
    May 16                     875,000                -                 $7.21
    May 17                        -                 10,500              $7.57

                                                              Page 9 of 12 Pages

     Within the past 60 days, LIL purchased and sold shares of Common Stock on the New York Stock Exchange as follows:


                            No. of Shares       No. of Shares          Price per
    Date (all year 2001)      Purchased             Sold*                Share
    --------------------    -------------     -------------------     ----------
    May 16                     875,000                -                 $7.21
    May 17                        -                 10,500              $7.57

* Each of Catalyst and LIL sold a small portion of their positions to conform to the 3% limitation set forth in the Investment Company Act of 1940. The information as to the Fund's outstanding shares was derived from its Proxy Statement, dated May 15, 2001. At the time of purchase, prior public filings indicated a greater number of outstanding shares.

    (d) and (e): Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

          (i) Statement as to Joint Filing of Schedule 13D, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934.

                                                             Page 10 of 12 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 29, 2001

                                          The Value Catalyst Fund Limited

                                          By: /s/James McCarthy
                                             -----------------------------------
                                             Name: James McCarthy
                                             Title: Director



Dated: May 29, 2001

                                          By /s/Elizabeth Tanzell
                                             -----------------------------------
                                             Name: Elizabeth Tanzell
                                             Title: Director

                                                             Page 11 of 12 Pages

                                  Exhibit Index

(i) Statement as to Joint Filing of Schedule 13D, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934.

                                                             Page 12 of 12 Pages

                          JOINT FILING OF SCHEDULE 13D

     The undersigned hereby agree to jointly prepare and file with the regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of The New Germany Fund, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: May 29, 2001

                                          The Value Catalyst Fund Limited

                                          By /s/James McCarthy
                                             -----------------------------------
                                             Name: James McCarthy
                                             Title: Director



Dated: May 29, 2001

                                          Laxey Investors Limited

                                          By /s/Andrew Pegge
                                             -----------------------------------
                                             Name: Andrew Pegge
                                             Title: Director